

freebird™

BUSINESS MODEL

Freebird Rides generates revenue at various touch points both locally and nationally.

Locally, Freebird revenue is generated by merchant fees paid by bars/restaurants features on the App per customer ride, targeted local brand advertising on the App, and through a SaaS monthly subscription for businesses.

Nationally, revenue is generated through promotion of safe rides utilizing federally required PR dollars from major brands that promote safe rides from on-premise. National brands advertise on the Freebird App using the highly specific demographic/geographic data and deep individual consumer spending history created by Freebird.

HIGHLIGHTS


freebird

Freebird Consumers



Freebird for Businesses


PROVEN
PLATFORM
4.8 STAR RATING IN APP STORE

4.8 Star Rating on The App Store


aws
"As an early adopter of AWS Step Functions – Express Workflows, [Freebird] moved their high-volume, low latency data processing workloads to an entirely serverless model, saving more than 33% in infrastructure costs and modernizing their application stack."
- AWS Editorial Team

Breakthrough Technology